COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED

Our ref: L/COB/88.2/20261

07021833

9th March 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 5 March 2007.
2. General Purposes Committee resolution allotting securities dated 2 March 2007.
3. Stock Exchange announcement dated 5 March 2007 relating to total voting rights.
4. Stock Exchange announcement dated 7 March 2007 relating to holding(s) in company.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	45,370		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 45,370
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J M POPE Date 5/3/07.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ
Tel 01202 882020
DX number DX exchange

File No. 8234923

Closure report: 21st February 2007
Originator: Yorkshire Building Society

Schedule1.1 to
General Purposes Committee minute
dated 2nd March 2007

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005175488364	141103	3	0.939	0.914	MRS	BETHELL	SL	3730	3502.47	86 MERLEY WAYS	WIMBORNE		BH21 1QR	SUSAN LILIAN	FRL
001411717262	121101	5	0.84	0.815	MR	BROWN	AJ	1890	1587.6	213 VERITY CRESCENT	CANFORD HEATH	POOLE	BH17 8UA	ANDREW JAMES	FRL
001411464562	121101	5	0.84	0.815	MR	CAMERON	D	1890	1587.6	177 PIPER KNOWLE ROAD	STOCKTON-ON-TEES		TS19 8DS	DOUGLAS COPSEY	FRAT
005175422064	141103	3	0.939	0.914	MR	DAVENPORT	JCW	740	694.86	36 WEST WAY	BROADSTONE		BH18 9LS	JAMES	FRL
004422421660	290999	7	0.691	0.666	MR	DENNIS	W	4040	2791.64	23 BYRON CLOSE	OUSTON	CHESTER LE STREET	DH2 1JR	WAYNE	FRA
005174346664	141103	3	0.939	0.914	MR	HOWARD	DG	1130	1061.07	1 ACRE PIECE	HITCHIN		SG4 9HJ	DAVID GEORGE	CELRAD
005174619864	141103	3	0.939	0.914	MR	RANDALL	LC	5690	5342.91	15 GRENDON GARDENS	MIDDLETON ST. GEORGE	DARLINGTON	DL2 1HS	LLOYD CHARLES	FRAT
001411910862	121101	5	0.84	0.815	MR	VAN HOUTEN	PWD	700	588	24 THE LANT	SHEPSHED	LEICESTER	LE12 9PD	PETER	CCL
005175594464	141103	3	0.939	0.914	MR	WEBB	JB	7460	7004.94	17 LARKSPUR DRIVE	MARCHWOOD	SOUTHAMPTON	SO40 4JX	JASON	RACAL
005175277564	141103	3	0.939	0.914	MR	WELLS	SL	2820	2647.98	48 CUTLERS PLACE	WIMBORNE		BH21 2HU	STUART LEONARD	FRL
001410906462	121101	5	0.84	0.815	MR	WHEWELL	MJ	15280	12835.2	MEADOW HOUSE	WEST MEON	PETERSFIELD	GU32 1LS	MURRAY JOSEPH	MICRO
Totals								45370	£39,644.27						

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 2nd March 2007

Present:	A E Cook -	Chairman
	W G Tucker	
In attendance:	J M Pope -	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1, the share-save closure schedule dated 21st February 2007, had given notice to the company (such notice being accompanied by the appropriate total subscription price of £39,644.27) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 45,370 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 21st February 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Closure report: **21st February 2007**
Originator: **Yorkshire Building Society**

Schedule1.1 to
General Purposes Committee minute
dated 2nd March 2007

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005175488364	141103	3	0.939	0.914	MRS	BETHELL	SL	3730	3502.47	86 MERLEY WAYS	WIMBORNE		BH21 1QR	SUSAN LILIAN	FRL
001411717262	121101	5	0.84	0.815	MR	BROWN	AJ	1890	1587.6	213 VERITY CRESCENT	CANFORD HEATH	POOLE	BH17 8UA	ANDREW JAMES	FRL
001411464562	121101	5	0.84	0.815	MR	CAMERON	D	1890	1587.6	177 PIPER KNOWLE ROAD	STOCKTON-ON-TEES		TS19 8DS	DOUGLAS COPSEY	FRAT
005175422064	141103	3	0.939	0.914	MR	DAVENPORT	JCW	740	694 86	36 WEST WAY	BROADSTONE		BH18 9LS	JAMES	FRL
004422421660	290999	7	0.691	0.666	MR	DENNIS	W	4040	2791.64	23 BYRON CLOSE	OUSTON	CHESTER LE STREET	DH2 1JR	WAYNE	FRA
005174346664	141103	3	0.939	0.914	MR	HOWARD	DG	1130	1061.07	1 ACRE PIECE	HITCHIN		SG4 9HJ	DAVID GEORGE	CELRAD
005174619864	141103	3	0.939	0.914	MR	RANDALL	LC	5690	5342.91	15 GRENDON GARDENS	MIDDLETON ST. GEORGE	DARLINGTON	DL2 1HS	LLOYD CHARLES	FRAT
001411910862	121101	5	0.84	0.815	MR	VAN HOUTEN	PWD	700	588	24 THE LANT	SHEPSHED	LEICESTER	LE12 9PD	PETER	CCL
005175594464	141103	3	0.939	0.914	MR	WEBB	JB	7460	7004.94	17 LARKSPUR DRIVE	MARCHWOOD	SOUTHAMPTON	SO40 4JX	JASON	RACAL
005175277564	141103	3	0.939	0.914	MR	WELLS	SL	2820	2647.98	48 CUTLERS PLACE	WIMBORNE		BH21 2HU	STUART LEONARD	FRL
001410906462	121101	5	0.84	0.815	MR	WHEWELL	MJ	15280	12835.2	MEADOW HOUSE	WEST MEON	PETERSFIELD	GU32 1LS	MURRAY JOSEPH	MICRO
Totals								**46370**	**£39,644.27**						

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	17:06 05-Mar-07
Number	3640S

RNS Number:3640S
Cobham PLC
05 March 2007

Cobham plc - total voting rights

In accordance with the Transparency Directive's transitional provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,133,232,095 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,133,232,095.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	17:05 07-Mar-07
Number	5408S

RNS Number:5408S
Cobham PLC
07 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cobham PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance Society Limited (LGAS)

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

06/03/2007

6. Date on which issuer notified:

07/03/2007

7. Threshold(s) that is/are crossed or reached:

From 6% - 7%(L&G)

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)

Ord GBP0.025	77,770,844	77,770,844

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP0.025	79,350,882	79,350,882		7.00	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
79,350,882	7.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect)(Group) (91,720,122 - 8.09% = Total Position)

Legal & General Investment Management (Holdings)Limited (Direct and Indirect)(LGIMH)(91,720,122 - 8.09% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM)(91,720,122 - 8.09% = Total Position)

Legal & General Group Plc (Direct)(L&G)(79,350,882 - 7.00%=LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct)(LGIMHD)

Legal & General Assurance (Pensions Management)Limited (PMC)

Legal & General Insurance Holdings Limited (LGIH)(Direct) (45,988,120 - 4.05% = LGAS & LGPL)

Legal & General Assurance Society Limited (LGAS & LGPL) (45,988,120 - 4.05% = LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using total voting rights figure of 1,133,232,095

14. Contact name: Helen Lewis

15. Contact telephone number: 020 7528 6742

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit

taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

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